ACKNOWLEDGEMENT OF ORGANIC RECYCLING TECHNOLOGIES INC.

Organic Recycling Technologies Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filings;
  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosure made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 20th day of April, 2006.

ORGANIC RECYCLING TECHNOLOGIES INC.

Per:	/s/ Chad Burback
Chad Burback, Secretary